Standard Life Investments
20 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) Standard Life Investments
Company dealt in IMPERIAL CHEMICAL INDS
Class of relevant security to which the Ord GBP 1
dealings being disclosed relate (Note 2)
Date of dealing 19/06/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 65,077,699 5.46
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total 65,077,699 5.46

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

PURCHASE 28,514 GBP 6.41

PURCHASE 28,514 GBP 6.3925

(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)
CFD

(c) Option s transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. Writing, Number of Exercise Type, e.g. Expiry Option moneypaid call option selling, securities to which price American, date /received per purchasing, the option relates European etc. unit (Note 5)
varying etc. (Note 7)

(ii) Exercising

Product name, e.g. call option Number of securities Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if applicable) (Note
5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..............................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 20/06/07
Contact name David Mclaren

Telephone number 0131-524-2805
If a connected EFM, name of offeree/offeror with which
connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk